Exhibit 99.1

IR-407

AIX and BGM Group Forge Strategic Deal, Leading Healthcare, Pharma, and Insurance Industry Expansion with AI

GUANGZHOU, China, November 29, 2024 (GLOBE NEWSWIRE) -- AIX Inc. (Nasdaq: AIFU) (the “Company” or “AIX”), a leading independent technology-driven financial services provider in China, today announced that it has entered into a strategic transaction agreement (the “Agreement”) with BGM Group Ltd. (Nasdaq:BGM) (“BGM”), a leading global provider of premium pharmaceutical products and services. Pursuant to the Agreement, AIX agreed to transfer the equity interests of its intelligent platform consisting of RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Technology”) and Shenzhen Xinbao Investment Management Co., Ltd. (“Xinbao Investment”), valued at approximately US$140.0 million, to BGM in exchange for 69,995,661 of BGM’s Class A ordinary shares, at a consideration valuation of US$2.00 per share.

The transaction is expected to close by the end of 2024, subject to certain closing conditions. Upon completion of the transaction, AIX will hold approximately 72.0% of BGM’s equity interests and approximately 3.4% of its voting power while BGM will gain full control of RONS Technology and Xinbao Investment.

The Company anticipates that RONS Technology and Xinbao Investment will both gain broader development opportunities through this transaction. BGM’s extensive resources in the healthcare sector will create more application scenarios for both parties’ products and services, further unlocking their growth potential. AIX, through its shareholding in BGM, will indirectly participate in the value creation of RONS Technology and Xinbao Investment, ensuring that its shareholders can continue to benefit from their future value growth.

Additionally, this transaction will accelerate AIX’s strategic expansion into the pharmaceutical and healthcare sector. This will enable the Company to fully capitalize on the opportunities brought by the aging population and the silver economy in China, injecting new momentum into the company’s future growth.

Mr. Yinan Hu, Chief Executive Officer of AIX, commented: “AI-driven innovation is the future of the insurance industry. Our platform has already shown tremendous potential within the insurance sector, but achieving broader growth requires a more open perspective and stronger ecosystem support. We believe this partnership with BGM will allow our intelligent platform to reach a broader user base and unleashes the potential of AI technologies beyond insurance.

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“This collaboration represents an important milestone in our strategic transformation. BGM, as a leading global player in the pharmaceutical industry, brings deep expertise, an international perspective, and a solid industry position, all of which will help fuel the development of our intelligent platform in the pharmaceutical and healthcare sectors. With this partnership, we will be able to expand our intelligent capabilities from insurance to the pharmaceutical and healthcare industries to seize opportunities in the silver economy, and foster higher-quality development.

“We will continue to be a key user of the intelligent platform and actively invest resources to unlock its technological potential. We firmly believe that this partnership will unlock immense opportunities for both AIX and our intelligent platform while delivering greater long-term value to our clients, partners and shareholders.”

Mr. Chen Xin, Chief Executive Officer of BGM, stated, “We are deeply impressed by AIX’s achievements in digitalization and intelligent transformation. Their expertise and technological advancements offer valuable insights for advancing our intelligent transformation in the healthcare and pharmaceutical sectors. We believe that this partnership will not only strengthen our technological competitiveness but also accelerate our strategic positioning, enabling us to provide more efficient and intelligent solutions to the global market. I look forward to a mutually beneficial collaboration that will shape the future of both parties.”

BGM operates through its subsidiary Gansu Qilianshan Pharmaceutical Co., Ltd. and its affiliates. Since its inception in 1969, BGM has evolved into a leading provider of premium products and services within the global pharmaceutical industry, skillfully harnessing over 50 years of cutting-edge biotechnological production expertise in bio-fermentation, bio-extraction, and pharmaceutical formulation. BGM has established a strong position in the international pharmaceutical industry through extensive pharmaceutical experience, innovative technique, and expansion into global markets.

Founded in 2009, RONS Technology, a wholly-owned subsidiary of AIX, specializes in developing digital and intelligent technologies for the financial and insurance industries. RONS Technology boasts extensive experience in insurtech, having introduced disruptive innovations through its RONS Open Platform and flagship product Du Xiaobao. RONS Technology has steadily built a strong presence within the insurtech landscape, offering substantial growth potential and development opportunities.

Established in 2004, Xinbao Investment, an affiliate under AIX’s control, has developed a professional integrated online and offline insurance trading and service platform known as “Baowang”. Baowang provides comprehensive risk protection solutions for individuals, families, and small to medium-sized enterprises through the integration of technology, products, and services. The platform currently offers over 300 flagship products from more than 30 insurance companies, addressing various protection needs such as critical illness, term life, accident, health, travel, and corporate insurance.

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About AIX Inc.

AIX, established in 1998, is a leading intelligent technology-driven independent financial services provider in China. It provides 400 million middle-class families with insurance protection, wealth management, and value-added services and provides independent financial advisors and various insurance/financial sales organizations with technical support and comprehensive solutions. Through AI-driven insights and cutting-edge digital tools, AIX has successfully established itself as a leader in intelligent transformation within the financial services industry.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIX Inc. and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIX Inc. undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIX Inc. believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIX Inc. is included in AIX Inc.’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

AIX Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@aifugroup.com

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